Exhibit 99.1

FALCO AND Golden Queen ANNOUNCE golden queeN SHAREHOLDERs’ APPROVAL at the SPECIAL MEETING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE

UNITED STATES

MONTRÉAL, Québec (March 24, 2020) – Falco Resources Ltd. (TSX-V: FPC) ("Falco") and Golden Queen Mining Consolidated Ltd. (NEX: GQM.H, OTCQB: GQMND) ("Golden Queen") are pleased to announce that Golden Queen shareholders approved the plan of arrangement with Falco whereby Falco is to acquire all of the issued and outstanding shares of Golden Queen (the “Transaction”) at the special meeting of shareholders held earlier today (the “Meeting”), approving the Transaction announced on February 11, 2020.

The Transaction was approved by 99.64% of the votes cast by Golden Queen shareholders, with shareholders holding 6,033,912 shares or 44.59% of the outstanding shares of the Company present in person or represented by proxy at the Meeting.

On closing of the Transaction, Golden Queen shareholders will receive 1.35 Falco shares for each Golden Queen share held. The Transaction is subject to final approval by the TSX Venture Exchange and the Supreme Court of British Columbia (the “Court”), along with other customary conditions. As disclosed in Golden Queen’s management information circular dated February 20, 2020 related to the Meeting (the “Circular”) and provided for in the Interim Order granted by the Court in respect of the Meeting, Golden Queen intended to apply to the Court for the Final Order on March 26, 2020.  In light of the suspension of operations at the courts in British Columbia due to Covid-19 the original court date may be delayed. Any Golden Queen securityholder seeking to appear at the hearing of the application for the Final Order must advise Sean K. Boyle of Blake, Cassels & Graydon LLP by email at sean.boyle@blakes.com. Only those persons who have advised Mr. Boyle of their intention to appear will be provided with notice of the new hearing date and any filed materials.

Additional information regarding the terms of the Transaction are set out the Circular which is available under Golden Queen’s profile at www.sedar.com.

About Falco

Falco Resources Ltd. is one of the largest mineral claim holders in the Province of Québec, with extensive land holdings in the Abitibi Greenstone Belt. Falco owns about approximately 67,000 hectares of land in the Rouyn-Noranda mining camp, which represents 70% of the entire camp and includes 13 former gold and base metal mine sites. Falco’s principal asset is the Horne 5 Project located in the former Horne mine that was operated by Noranda from 1927 to 1976 and produced 11.6 million ounces of gold and 2.5 billion pounds of copper. Osisko Gold Royalties Ltd is the largest shareholder of the Corporation and currently owns 19.9% of the issued and outstanding shares of the Corporation. The Corporation has 207,878,736 shares issued and outstanding.

For further information, please contact:

Luc Lessard President and Chief Executive Officer 514-261-3336 info@falcores.com	Amélie Laliberté Coordinator, Investor Relations 418-455-4775 info@falcores.com

About Golden Queen Mining Consolidated Ltd.

Golden Queen is a company existing under the laws of the Province of British Columbia and is a “reporting issuer” in British Columbia, Alberta, Ontario and Québec. The Golden Queen Shares are currently listed for trading on the NEX under the symbol “GQM.H” and are quoted on the OTCQB under the symbol “GQMND”.

For further information, please contact:

Brenda Dayton
Senior Vice President, Corporate Affairs
Telephone: (604) 417-7952

bdayton@goldenqueen.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved of the information contained herein.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, and subject to risks and uncertainties. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “seeks”, “expects”, “estimates”, “intends”, “anticipates”, “believes”, “could”, “might”, “likely” or variations of such words, or statements that certain actions, events or results “may”, “will”, “could”, “would”, “might”, “will be taken”, “occur”, “be achieved” or other similar expressions. Forward-looking statements are subject to business and economic factors and uncertainties, and other factors that could cause actual results to differ materially from these forward-looking statements, including those risks and uncertainties set out in Falco’s public documents, including in its most recent management discussion and analysis and annual information form filed on SEDAR at www.sedar.com, and set out in Golden Queen’s public documents, including its most recent management discussion and analysis and annual report filed on SEDAR at www.sedar.com. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, political, economic, environmental and permitting risks, regulatory restrictions, mining operational and development risks, litigation risks, regulatory restrictions, environmental and permitting restrictions and liabilities, internal and external approval risks, the anticipated benefits of the Arrangement to Falco, Golden Queen and their respective shareholders, the exchange ratio and value of the Falco Shares being delivered as arrangement consideration, the timing and receipt (if at all) of the required shareholder, court, stock exchange and regulatory approvals for the Arrangement, the timing and ability (if at all) of Falco and Golden Queen to satisfy the conditions precedent to completing the Arrangement, the anticipated timing to hold the Golden Queen Meeting, the closing of the Arrangement (if at all) and fluctuations in currency markets (such as the Canadian dollar to the United States dollar exchange rate). Although Falco and Golden Queen believe that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Falco and Golden Queen disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.